Shareholder Update


Annual Meeting Results
An annual meeting of the funds shareholders was held on August 27, 2001. Each matter voted upon at that meeting, as well as the number of votes cast for, against or withheld, the number of abstentions, and the number of broker non-votes with respect to such matters, are set forth below.


(1) The funds preferred shareholders elected the following directors:

        					      Shares
 	 			  Shares           Withholding
				Voted For	Authority to Vote

American Municipal Term Trust II
Roger A. Gibson		      	    820			129
Leonard W. Kedrowski		    820	 		129

American Municipal Term Trust III
Roger A. Gibson		    	  1,052			  -
Leonard W. Kedrowski		  1,052			  -



(2) The funds preferred and common shareholders, voting as a class, elected the following directors:

   			    Shares 	    Shares Withholding
			  Voted For	    Authority to Vote

American Municipal Term Trust II
Robert J. Dayton	   6,673,752		   413,749
Andrew S. Duff		   7,044,184		    43,317
Andrew M. Hunter III	   7,045,684		    41,817
John M. Murphy, Jr.	   7,043,684		    43,817
Richard K. Riederer	   7,044,184		    43,317
Joseph D. Strauss	   7,044,684		    42,817
Virginia L. Stringer	   7,042,284		    45,217
James M. Wade		   7,044,995		    42,506

American Municipal Term Trust III
Robert J. Dayton	   4,783,572		   376,111
Andrew S. Duff		   5,123,044		    36,639
Andrew M. Hunter III	   5,125,572		    34,111
John M. Murphy, Jr.	   5,125,572		    34,111
Richard K. Riederer	   5,123,572		    36,111
Joseph D. Strauss	   5,124,572		    35,111
Virginia L. Stringer	   5,123,102		    36,581
James M. Wade		   5,125,572		    34,111



(3) The funds preferred and common shareholders, voting as a class, ratified the selection by a majority of the independent members of the funds Board of Directors of Ernst and Young LLP as the independent public accountants for the funds for the fiscal year ending December 31, 2001. The following votes were cast regarding this matter:

												Shares          Shares						Voted	       Voted		       Broker
				     For    Against  Abstentions Non-Votes
American Municipal Term Trust II  7,029,068  15,127    43,306        -
American Municipal Term Trust III 5,111,754  21,355    26,573	     1


(4) The preferred and common shareholders of American Municipal Term Trust II, voting as a class, approved a plan of liquidation and dissolution for the fund, providing for the sale of all of the assets of the fund and the distribution of the proceeds to fund shareholders on or shortly before April 15, 2002. The following votes were cast regarding this matter:

    Shares Voted	Shares Voted			Broker
       For		   Against	Abstentions	Non-Votes
    4,037,730	          118,015	   96,235	 2,835,143


Terms and Conditions of the Dividend Reinvestment Plan

As a shareholder, you may choose to participate in the Dividend Reinvestment Plan. Its a convenient and economical way to buy additional shares of the fund by automatically reinvesting dividends and capital gains. The plan is administered by EquiServe, the plan agent.

Eligibility/Participation
You may join the plan at any time. Reinvestment of distributions will begin with the next distribution paid, provided your request is received at least 10 days before the record date for that distribution.

If your shares are in certificate form, you may join the plan directly and have your distributions reinvested in additional shares of the fund. To enroll in this plan, call EquiServe at 800-543-1627. If your shares are registered in your brokerage firms name or another name, ask the holder of your shares how you may participate.

Banks, brokers, or nominees, on behalf of their beneficial owners who wish to reinvest dividend and capital gains distributions, may participate in the plan by informing EquiServe at least 10 days before the next dividend and/or capital gains distribution.

Plan Administration
Beginning no more than five business days before the dividend payment date, EquiServe will buy shares of the fund on the New York Stock
Exchange (NYSE) or elsewhere on the open market.

The fund will not issue any new shares in connection with the plan. All reinvestments will be at a market price plus a pro rata share of any brokerage commissions, which may be more or less than the funds net asset value per share. The number of shares allocated to you is determined by dividing the amount of the dividend or distribution by the applicable price per share.

There is no direct charge for reinvestment of dividends and capital gains since EquiServe fees are paid for by the fund. However, each participant pays a pro rata portion of the brokerage commissions. Brokerage charges are expected to be lower than those for individual transactions because shares are purchased for all participants in blocks. As long as you continue to participate in the plan, distributions paid on the shares in your account will be reinvested.

EquiServe maintains accounts for plan participants holding shares in certificate form and will furnish written confirmation of all transactions, including information you need for tax records.
Reinvested shares in your account will be held by EquiServe in noncertificated form in your name.

Tax Information
Distributions invested in additional shares of the fund are subject to income tax, just as they would be if received in cash. When shares are issued by the fund at a discount from market value, shareholders will be treated as having received distributions of an amount equal to the full market value of those shares. Shareholders, as required by the Internal Revenue Service, will receive Form 1099 regarding the federal tax status of the prior year's distributions.

Plan Withdrawal
If you hold your shares in certificate form, you may terminate your participation in the plan at any time by giving written notice to EquiServe. If your shares are registered in your brokerage firms name, you may terminate your participation via verbal or written instructions to your investment professional. Written instructions should include your name and address as they appear on the certificate or account.

If notice is received at least 10 days before the record date, all future distributions will be paid directly to the shareholder of record.

If your shares are issued in certificate form and you discontinue your participation in the plan, you (or your nominee) will receive an additional certificate for all full shares and a check for any fractional shares in your account.

Plan Amendment/Termination
The fund reserves the right to amend or terminate the plan. Should the plan be amended or terminated, participants will be notified in writing at least 90 days before the record date for such dividend or distribution. The plan may also be amended or terminated by EquiServe with at least 90 days written notice to participants in the plan.

Any questions about the plan should be directed to your investment professional or to EquiServe LP, P.O. Box 8218, Boston, Massachusetts 02266, 800-543-1627.